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VIA EDGAR (Correspondence Filing)

June 25, 2009

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:  RiverSource Variable Life Separate Account ("Registrant")

     RiverSource(R) Variable Universal Life Insurance IV/ RiverSource(R) Variable Universal Life IV - Estate Series (Post-Effective Amendment No. 38 on Form N-6 333-69777) and Investment Company Act No. 811-4298

Dear Mr. Cowan:

This letter is in response to Staff's written comments sent via electronic mail on or about June 16, 2009 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about May 8, 2009. Comments and responses for the Template Filing are outlined below.

COMMENT 1: Please confirm the maximum charge listed ("Female, Age 20....Duration
80"). Isn't the charge listed imposed with the insured is age 100? Please revise for clarity.

RESPONSE: The maximum charge listed ("Female, Age 20...Duration 80") is correct. Charges vary by gender, risk class, issue age and duration.

COMMENT 2: The term "Policy Data" used in footnote (a) to the "Charges Other Than Fund Operating Expenses" (page 1) and in the definition of "Elimination Period" (page 4) should be defined or further clarified as the "Policy Data"
section in the variable life insurance policy or similar language.

RESPONSE: We have added the following after "Policy Data" to further clarify what the definition means:

"...shown under the Policy Data section in the policy."

COMMENT 3: It does not appear the terms "Monthly Benefit Percent" (appearing in footnote (a) and on page 2), "Claims Provisions" (page 2) and "Eligibility for the Payment of Benefits Conditions" (page 2) are defined.

RESPONSE: We have deleted the fourth paragraph on page 2 of the supplement and have added definitions to our "Key Terms" sections for "Monthly Benefit Percent" and "Eligibility for the Payment of Benefit Conditions" terms as follows:
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ELIGIBILITY FOR THE PAYMENT OF BENEFITS CONDITIONS: Eligibility requirements for claim payments includes the following: 1) A current written eligibility certification from a Licensed Health Care Practitioner that certifies the Accelerated Benefit Insured is a Chronically Ill Individual; and 2) Proof that the Accelerated Benefit Insured received or is receiving Qualified Long-Term
Care Services pursuant to a Plan of Care; and 3) Proof that the Elimination Period has been satisfied; and 4) Written Notice of Claim and Proof of Loss, as described in the Claim Provisions section in the policy.

MONTHLY BENEFIT PERCENT: The percentage (1%, 2% or 3%) which is elected at issue and shown under the Policy Data section in the policy.

In addition, we've added the following language after "Claims Provisions" to clarify where that information can be found as follows:

"......as described in the Claim Provisions section in the policy."

COMMENT 4: Please capitalize the defined term "period of coverage" on page 3.

RESPONSE: Confirmed. We have capitalized the above-mentioned term.

In addition to the comments listed above, Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendments listed above, RiverSource Life Insurance Company, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that I will submit a separate 485(b)(1)(vii) request as discussed for the New York versions of these products that are adding the same features. If you have any questions concerning this filing, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel
RiverSource Life Insurance Company